Exhibit 27(l) – Consent of Ernst and Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Statement of Additional Information dated May 1, 2022 and included in this Post-Effective Amendment No. 40 to the Registration Statement (Form N-4, No. 333-100207) of Separate Account N of ReliaStar Life Insurance Company (the “Registration Statement”).

We also consent to the use of our reports (a) dated March 28, 2022, with respect to the statutory-basis financial statements and supplemental schedules of ReliaStar Life Insurance Company and (b) dated April 26, 2022, with respect to the financial statements of each of the subaccounts with Separate Account N of ReliaStar Life Insurance Company, for the year ended December 31, 2021, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Antonio, TX

April 26, 2022